January 9, 2013

Via EDGAR Transmission

Mrs. Linda Cvrkel
Transportation and Leisure Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      GOL Intelligent Airlines Inc.
Form 20-F for the fiscal year ended December 31, 2011
Filed April 11, 2012
Form 6-K dated November 14, 2012
Form 6-K dated November 23, 2012
File No. 001-32221
Staff Comment Letter dated December 10, 2012

Dear Mrs. Cvrkel:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on December 10, 2012 concerning the Company’s annual report on Form 20-F filed on April 11, 2012 (the “2011 Form 20-F”), Form 6-K dated November 14, 2012 and Form 6-K dated November 23, 2012. This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 21 and have provided responses immediately below such comments. All references to page numbers are to the 2011 Form 20-F.

SEC Comment No. 1.

Form 20-F for the Year Ended December 31, 2011

Operating and Financial Review and Prospects, page 39

Liquidity and Capital Resources, page 57

Covenant Compliance, page 61

1.      We note that at December 31, 2011 you did not meet the minimum required performance indicators for the debentures you issued during the third quarter of 2010.  Please confirm that in future filings you will disclose your actual performance for each performance indicator for these covenants or for other covenants where you have not maintained compliance, received waivers, or are at risk of doing so.  As applicable, please also update your Risk Factors disclosure.

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Mrs. Linda Cvrkel	January 9, 2013

Response to Comment No. 1.

The Company will include in future filings all material information considered relevant to investors relating to any breach or potential breach of our financial covenants and will analyze the material impacts to the Company, including: (i) the steps the Company is taking to avoid the breach; (ii) the steps that the Company intends to take to cure, obtain a waiver of or otherwise address the breach; (iii) the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; (iv) our actual performance for each performance indicator for the financial covenants and (v) alternate sources of funding to pay off resulting obligations or replace funding.

Additionally, we confirm that our 2011 Form 20-F includes a Risk Factor pertaining to such non-compliance, see page 19, “Certain of our debt agreements contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.”

We will adjust our future disclosure to reflect changes or new developments regarding any breach or potential breach of our financial covenants, including the above referenced risk factor.

SEC Comment No. 2.

Report of Independent Registered Public Accounting Firm

2.      We note that the report of the independent registered public accounting firm included in your Form 20-F refers to the audit of the consolidated statement of financial position as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2011.  However, we note that the audited financial statements included in your Form 20-F appropriately include consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three  years in the period ended December 31, 2011 as required by Item 8.A.2 of Form 20‑ F. Please revise to include an independent auditors report which covers each of the periods for each financial statements are required (i.e., for the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three  years ended December 31, 2011).  See guidance in Item 8.A.3 of Form 20-F.

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Mrs. Linda Cvrkel	January 9, 2013

Response to Comment No. 2.

We note the Staff’s comment and advise that we will file an amended Form 20-F to include an independent audit report which covers each of the three years ended December 31, 2011 for the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows.

We propose that the amended 2011 Form 20-F be filed after all topics discussed in the present letter are resolved.

SEC Comment No. 3

Management Report, page F-1

Agreement with Delta, page F-2

3.      We note your disclosure that as part of the December 2011 agreement with Delta you transferred two Boeing 767-300s to Delta, given that GOL no longer uses this type of aircraft.  Please explain to us how you accounted for this transfer of aircraft in your financial statements for the year ended December 31, 2011.  If you have not transferred the aircraft as of December 31, 2011, please tell us how you intend to account for the transfer in the 2012 financial statements.

Response to Comment No. 3.

Although the agreement with Delta was executed in December 2011, the delivery and physical transfer of the two Boeing 767-300 was only finalized in 2012. Given that these aircraft were under operating lease agreements, the monthly installments were assumed by Delta prospectively as from January, 2012. Therefore, the only impact in 2011 was the reversal of the provision for onerous contracts discussed in Note 21 (Provisions – Onerous Contracts), as the Company transferred the future contractual obligations related to the operating lease to Delta.

SEC Comment No. 4

Statements of Cash Flows, page F-15

4.      We note from your statement of cash flows that there is R$96,136 related to the provision for aircraft returns recorded as an adjustment to reconcile net income to net cash provided by operating activities for the year ended December 31, 2011.  Please explain to us why this amount is not consistent with the amount disclosed in Note 21 as additional provision recognized in 2011 for return of aircraft and engine.  Additionally, please explain to us the nature of the (R$30,460) adjustment to other provisions presented on the statement of cash flows as an adjustment to reconcile net income to net cash provided by operating activities for the year ended December 31, 2011.

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Mrs. Linda Cvrkel	January 9, 2013

Response to Comment No. 4.

The cash flow adjustment reflects the charges that affected the income statement related to “Provision for anticipated return of aircraft” and “Return of aircraft and engine.” The increase in such provisions, according to Note 21 (F-54), amounted to R$193.7million, of which R$97.6million was capitalized as Non-current Assets (Property, Plant and Equipment) as aircraft reconfiguration (we refer the Staff to our response to the Staff´s comment 14 as it refers to the accounting treatment for this transaction). Thus, the effect of R$96.1 million presented in the reconciliation of net income (adjustments to reconcile net income to net cash provided by operating activities) refers only to the amount that affected the income statement and not the total increase in the provision.

The adjustment to other provisions in the statement of cash flows for the year ended December 31, 2011 mainly refers to tax credits recognized relating to PIS and COFINS in the amount of R$52.3 million, partially offset by a provision of R$25.0 million relating to certain investments.

SEC Comment No. 5

5.      We note from the statement of cash flows that the adjustment to reconcile net income to net cash provided by operating activities related to impairment was $23,353 for the year ended December 31, 2011.  Please tell us why this amount is not consistent with the R$50,653 impairment charge disclosed in Note 14.

Response to Comment No. 5

The Company advises the Staff that it inadvertently disclosed the impairment of R$27.4 million related to Webjet in Note 14 as an impairment recognized by the Company during the period. However, this impairment was recognized by Webjet prior to the acquisition date. This item has no effect on the financial statements of the Company since the related non-current assets were recorded based on their fair values on the acquisition date and the impairment recognized in the consolidated financial statements of the Company amounted to R$23.3 million. The Company will exclude the disclosure relating to the Webjet impairment from future filings.

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Mrs. Linda Cvrkel	January 9, 2013

SEC Comment No. 6

Notes to the Financial Statements

Note 1. General Information, page F-16:

6.      We note your disclosure that on February 28, 2011, the subsidiary VRG constituted a Participation Account company engaged in developing and operating on-board sales of food and beverages in domestic flights and that VRG controls 50% of this company, which started to operate in September 2011.  Please explain to us, and disclose in the notes to the financial statements the accounting treatment for your 50% investment in this entity.

Response to Comment No. 6

We advise the Staff that, since this entity is jointly controlled by the Company, the investment is accounted for using proportional consolidation. On December 31, 2011, the amounts recorded by the Company relating to this investment were immaterial, representing assets amounting to R$248 thousand and net losses amounting to R$353 thousand. The Company will include disclosure clarifying the accounting treatment relating to this investment in future filings.

SEC Comment No. 7

Note 2.2 Basis of Preparation, page F-17

K) Deposits, page F-22

7.      We note your disclosure that maintenance costs are capitalized or recorded in profit or loss when incurred, in accordance with the maintenance cost accounting policy.  Please explain to us, and clearly disclose in the notes to the financial statements, your maintenance cost accounting policy.  Your policy should clearly disclose the types of maintenance activities that are capitalized and the type of maintenance that is expensed.  Also, as part of your response and revised disclosure, please tell us how you account for the MRO (maintenance, repair and operations) partnership agreement with Delta which provides certain engine overhaul, aircraft maintenance and maintenance consulting services.  Your response and revised disclosure should clearly outline the type of contract with Delta (i.e. time-and-material or power-by-the-hour (PBTH)).

Response to Comment No. 7

We advise the Staff that the Company’s capitalization policy for maintenance costs only applies to costs related to engine overhaul. Such costs are capitalized because they increase the estimated useful life of the engine and are depreciated until the next significant overhaul. The amounts recognized in the income statement as incurred refer to maintenance costs of other components and specific engine overhauls that do not extend their estimated useful life. The agreement with Delta is a “time and material” contract for which the maintenance is accounted for using the same accounting policy described above.

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Mrs. Linda Cvrkel	January 9, 2013

We will adjust our future disclosure to further clarify this matter.

SEC Comment No. 8

R) Segment Information, page F-26

8.      We note your disclosure that based on the way you treat your business and the manner in which resource allocation decisions are made, the Company has only one operating segment for financial reporting purposes.  However, in light of the disclosure in Note 12 and elsewhere that the Webjet subsidiary is currently operating as a separate entity, it appears that both VRG and Webjet meet the definition of operating segments in IFRS 8. Please explain to us why you believe that VRG and Webjet are not separate reportable segments as outlined in paragraph 11 of IFRS 8. Please note that if these two operating segments do not meet the aggregation criteria in paragraph 12, or exceed the quantitative threshold in paragraph 13, they should be presented as separate reportable segments in your notes to the financial statements and the disclosures required by paragraphs 20-24 should be provided.  Please advise or revise accordingly.

Response to Comment No. 8

The Company advises the Staff that its chief operating decision maker, its CEO, regularly reviews operating results to make decisions about resources to be allocated and assesses performance for the Company on a consolidated basis.. For this reason, Webjet does not fulfill the definition of an operating segment pursuant to item b of paragraph 5 of IFRS 8.

SEC Comment No. 9

Note 8. Deferred and Recoverable Taxes, page F-35

9.      We note your disclosure that during the fourth quarter of 2011 the subsidiary VRG reviewed the criteria adopted to calculate PIS and COFINS.  You disclose that by changing the taxation regime, and the percentage of proportionality obtained on income subject to cumulative and noncumulative taxation applied to costs and expenses entitled to credit and taxes overpaid and/or shortcomings in previous periods, you recognized a credit of R$52,334.  Please provide clearer detail as to the nature of this change and how the amount of the credit was calculated or determined.  As part of your response, please tell us why you believe the changes in accounting were appropriate and identify the factors that were responsible for the change.

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Mrs. Linda Cvrkel	January 9, 2013

Response to Comment No. 9

Since 2009, the Company has been in the process of implementing measures to increase its tax efficiency. As part of this process, the Company reviews its tax practices on a prospective basis and recalculates taxes paid for the preceding five years according to the new practices which may result in the payment of additional taxes or the compensation of current taxes with tax credits for taxes overpaid. This process is commonplace in the Brazilian business environment and is permitted by Brazilian tax law.

Two of the taxes reviewed within this context were taxes on revenues, PIS and COFINS. Depending on the nature of the revenues, the two tax regimes applicable to PIS and COFINS are (i) “cumulative” (the Company is not entitled to a tax credit for taxes incorporated in the price of goods and services it purchases) and (ii) “non-cumulative” (the Company is entitled to such tax credit). VRG has more than a dozen different types of revenue, some of which are subject to the cumulative regime (such as passenger transportation) and some of which are subject to the non-cumulative regime (such as cargo transportation). As VRG is subject to both regimes, to calculate PIS and COFINS tax credits relating to the non-cumulative regime, we allocate costs and expenses based on the proportion of revenue attributable to each tax regime.

As disclosed, during the fourth quarter of 2011, VRG reviewed the criteria adopted to calculate PIS and COFINS for the previous 5 years (2007-2011) and applied the following principal changes:

Change in Criteria	Effect (in R$ million)
Inclusion of financial income in the calculation to allocate revenues to the non-cumulative regime	60.1
Re-evaluation of tax credit over price of goods and services purchased	(14.1)
Addition of international revenues to allocate revenues between regimes	(8.7)
Applying full credit for costs relating only to revenue under the non-cumulative regime	7.5
Allocation of ancillary revenue from excess baggage charges to the cumulative regime	3.4
Others	4.1
Total	52.3

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Mrs. Linda Cvrkel	January 9, 2013

We advise the Staff that this adjustment is not as a result of a change in accounting practices since, as described above, the subsequent review of the underlying assumptions in the calculation of certain taxes paid in prior years is acceptable under Brazilian tax law.

SEC Comment No. 10

Note 12.  Business Combination, page F-40

10.  We note from your disclosure in Note 12 that the allocation of the purchase price in the Webjet acquisition included $159,403 of trade and other receivables.  Please provide for us and revise the notes to the financial statements to include:  1) the fair value of the receivables; 2) the gross contractual amounts receivable; and 3) the best estimate at the acquisition date of the contractual cash flows not expected to be collected.

Response to Comment No. 10

At the business combination date, the fair value of the receivables was R$159.4 million, which was equivalent to the respective net book value  since these receivables had very short maturities and low credit risk due to the fact that the counterparties were large credit card operators.

We advise the Staff that we will adjust our future disclosure to include the information above.

SEC Comment No. 11

11.  We note from your disclosures in Note 12 that you have assigned a fair value of R$478,266 to the intangible assets acquired in the Webjet acquisition.  We also note your disclosure in footnote (ii) that these intangibles relate to the fair value of operating rights in Sao Paulo and Santos Dumont in Rio de Janeiro and were evaluated based on discounted future cash flows of the acquired intangibles.  Please explain to us in more detail how you calculated or determined the fair value of these intangibles.  Your response should include the nature and amount of all significant assumptions used in your analysis.  Also, please tell us the useful life assigned to these intangibles and if indefinite, please explain to us why you believe it is appropriate to assign these intangibles an indefinite useful life.  Your response should refer to the factors outlined in paragraph 90 of IAS 38.

Response to Comment No. 11

The Santos Dumont (Rio de Janeiro) and Guarulhos (São Paulo) Airports have restrictions to add a significant number of new flights, therefore, holding operating rights (slots) in these airports is a competitive advantage and ensures that the Company will be able to structure more of its routes to include these airports, thus benefiting from the expected increase in passenger flow at these locations.

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Mrs. Linda Cvrkel	January 9, 2013

The calculation considers discounted future cash flows based on an operation utilizing such slots for the next 10 years plus the perpetuity value. Such analysis considered the following aspects:

·               22 slots in Guarulhos and 14 slots in Santos Dumont.

·               Average operational cancellation of 5% of the flights.

·               2012 fleet has the same mix budgeted for Webjet in that year (737-300/737-800).

·               Fleet from 2013 to 2021 of 737-800-NG.

·               Demand growth of 0.5% per year.

·               Yields in these airports will be the same as forecast in GOL’s Long Term Plan.

·               Market value for leases of new 737-800 as from 2013.

·               A decrease in projected cash flows relating to the contribution of Gol’s brand to the operational results of the slots.

·               Working capital requirements.

·               Discounted the assets that contribute to the operational result.

There is no time limit on the ownership of these airport rights, the only requirement is to continue using the slots with a predetermined regularity. This requirement is easily met given that these are the busiest airports in Brazil and therefore, the intangible assets related to such airport rights owned by Webjet were determined to have an indefinite useful life.

SEC Comment No. 12

12.  We note from your disclosure in footnote (iv) that you have not obtained all necessary information to reliably measure the fair value of contingent liabilities of the acquired Company, for which you have contractual guarantees of former shareholders without limiting values for a period of five years.  Please tell us if you have subsequently determined the fair value of any contingent liabilities assumed at the time of acquisition of Webjet.  If so, please tell us the nature and amount of any adjustments made to the purchase accounting.

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Mrs. Linda Cvrkel	January 9, 2013

Response to Comment No. 12

We advise the Staff that the response below includes material nonpublic information that will only be made available to investors after the Company’s 2012 annual audited financial statements are published, which we expect will happen on or about March 2013. In case this letter is set to become public before then, depending on the timing for resolution of the comments raised by the Staff, we will timely file a confidential treatment request to cover the period between it becoming public and the actual publication of the Company’s 2012 annual audited financial statements.

After the evaluation period, there were no adjustments made to the fair value of the contingent liabilities at the acquisition date.

It is important to note that Webjet’s activities are recent, as the company started to operate in the beginning of 2005 and, as a result, has a lower volume of contingent liabilities as compared to companies that have been in operation for a longer period of time.

SEC Comment No. 13

13.  Please tell us and revise the notes to the financial statements to disclose if you have made any adjustments to your Webjet purchase price allocation subsequent to the issuance of your financial statements for the year ended December 31, 2011.  If so, please tell us, and disclose the nature and amount of each significant adjustment.

Response to Comment No. 13

We advise the Staff that the response below includes material nonpublic information that will only be made available to investors after the Company’s 2012 annual audited financial statements are published, which we expect will happen on or about March 2013. In case this letter is set to become public before then, depending on the timing for resolution of the comments raised by the Staff, we will timely file a confidential treatment request to cover the period between it becoming public and the actual publication of the Company’s 2012 annual audited financial statements.

After the revision period, the Company has not become aware of any facts or circumstances that could affect the initial purchase price allocation. The Company will disclose this fact in future filings.

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Mrs. Linda Cvrkel	January 9, 2013

SEC Comment No. 14

Note 14.  Property, Plant and Equipment, page F-43

14.  We note your disclosure in footnote (a) at the top of page F-44 that additions in 2011 primarily represent total estimated costs to be incurred related to the reconfiguration of aircraft when returned.  We also note from your disclosure in Note 21 that this amount is recorded as an additional provision to return of aircraft and engine at the same time it is recorded as PP&E.  Citing authoritative IFRS literature, please explain to us why you believe it is appropriate to capitalize this additional expected lease return cost as PP&E.  As part of your response please explain the difference in any amounts of lease return costs that are expensed versus those that are capitalized.

Response to Comment No. 14

We advise the Staff that the provision for return of aircraft presented in Note 21 corresponds to a contractual obligation in operating leases arising from the obligation to reconfigure the aircraft to the original conditions prior to their return (e.g. painting the aircraft). According to the lease agreement terms, it is an unavoidable obligation that arises at the moment the aircraft is received. In this case, the criteria for recognition of a provision according to IAS 37.14 were fulfilled when the aircraft was received.

The corresponding entry is a debit to non-current assets (Property, Plan and Equipment) because such charges will generate future economic benefits, as required by IAS 16.7.

This view is also based on the terms of IAS 16.16: “the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.”

The provision for return of engines is accrued as a liability with a corresponding debit to operating costs as from the date that the respective engine reaches its minimum contractual conditions for return (i.e. the criteria prescribed under IAS 37.14 are met) until the return date. Unlike the provision for aircraft return which is capitalized, the provision for return of engines is recorded as an expense over time in accordance with the use of the respective engines, once the minimal contractual conditions for return are met.

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Mrs. Linda Cvrkel	January 9, 2013

SEC Comment No. 15

15.  We note that the amount of impairment losses reflected on the table at the top of page F‑ 44 of R$23,250 is not consistent with the R$50,653 amount disclosed in the table on page F-43 and appears to relate only to the impairment losses of VRG.  Please explain to us why the impairment losses of Webjet disclosed in footnote (a) on page F-43 are not presented in the impairment losses line item in this table on the top of page F-44.  Also, please tell us if there have been any significant write-offs or impairments of Webjet assets subsequent to December 31, 2011.  In this regard, it appears from your Form 6-Ks that in the nine months ended September 30, 2012, there was a significant write-off of property, plant & equipment and intangibles and an additional “provision for results” recorded.  Please explain to us the nature of these amounts.

Response to Comment No. 15

As discussed in our response to the Staff’s comment 5 above, the Company advises the Staff that it inadvertently disclosed the impairment of 27.4 million related to Webjet in the table in Note 14 on page F-43 as an impairment recognized by the Company during the period. However, this impairment was recognized by Webjet prior to the acquisition date. This item has no effect on the financial statements of the Company since the related non-current assets were recorded based on their fair values on the acquisition date and the impairment recognized in the consolidated financial statements of the Company amounted to R$23.3 million, as disclosed in the roll forward table in Note 14 on page F-44. The Company will exclude the disclosure relating to the Webjet impairment from future filings.

During the current year there were no write-offs related to Webjet’s non current or intangibles assets.

The write-offs of non current and intangible assets recognized during the period ended September 30, 2012 refer to advances for pre-payment of aircraft. At the moment the aircrafts are received and the sale lease back transactions are completed, the originally advanced amounts are written-off and included in the measurement of the gain or loss on the sale leaseback transaction.

The “provision for results” of R$25.6 million, as of September 30, 2012, refers to provisions relating to certain investments.

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Mrs. Linda Cvrkel	January 9, 2013

SEC Comment No. 16

Note 21.  Provisions, page F-54

16.  We note that during 2011 you recorded R$26,263 of additional provisions related to the provision for anticipated return of Webjet’s aircraft.  Please explain to us why it does not appear that this provision was included in the purchase price allocation disclosed in Note 12.  As part of your response, please explain to us when this provision was recognized.

Response to Comment No. 16

We advise the Staff that the amount of R$26.2 million was not recorded as part of the purchase price allocation. This provision was the result of a decision made by the Company’s management in the fourth quarter of 2012 to anticipate the return of several Boeing 737-300 aircrafts from Webjet’s fleet as part of the plan to renew the fleet. It represents the best estimate of the necessary disbursement to comply with the penalties for anticipated return of such aircraft. For this reason and following paragraph 11 of IFRS 3 – “Business Combination” which determines that decisions made by the management after the business combination date must not be subjected to purchase price allocation, the R$26.2 million provision was recorded in December 2011 as an operating cost.

SEC Comment No. 17

Note 22.  Shareholders’ Equity, page F-56

17.  We note your disclosure that Fundo Volluto held an advance for future capital increase of R$182,610, the amount received by the transfer of its shares for Delta, aiming to rebuild their equity position.  In light of the fact that it appears that this amount was recorded as a cash inflow to the Company in the year ended December 31, 2011, please explain to us in more detail, the nature of this advance and when the related shares will be issued.

Response to Comment No. 17

In the context of Delta’s investment in the Company and to comply with the Brazilian corporate law that limits the number of preferred shares at 50% of the Company’s total capital, through several simultaneous transactions on December 21, 2011, Fundo Volluto, the Company’s controlling shareholder, sold a number of ADSs representing our preferred shares to Delta and, at the same time, reinvested the amount received from Delta by subscribing to the same number of shares to be issued in a capital increase that was approved on that date.

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Mrs. Linda Cvrkel	January 9, 2013

Therefore, the advance relates to capital received by the Company from Fundo Volluto in connection with the capital increase to implement the Delta investment. The advance was a binding, irrevocable and irreversible agreement to perform such capital increase. This capital increase was approved on December 21, 2011, when the advance was paid, and was ratified on August 13, 2012, when the new shares were issued.

SEC Comment No. 18

Note 26.  Financial Instruments, page F-61

18.  We note your disclosure in footnote (b) on page F-62 of Note 26 that as of December 31, 2011 you recorded the amount of R$79,268 in shareholders’ equity as a valuation adjustment to equity as a balancing item of this liability.  In light of the fact that this adjustment appears to relate to a liability measured at fair value through profit and loss, please explain to us the nature of this adjustment to equity in 2011 and tell us why the amount was recorded in equity rather than as a charge to the income statement.

Response to Comment No. 18

The Company advises the Staff that this amount relates to the effective portion of certain cash flow hedges whereby derivatives have been contracted to protect against variations in interest rate and fuel price risk.

We advise the Staff that we will enhance the disclosure in future filings to provide more details on the source of the OCI adjustments.

SEC Comment No. 19

Note 30.  Condensed Consolidating Financial Information of Guarantors Subsidiaries, page F-71

19.  We note from the disclosures included in Note 30 that you have presented condensed consolidating financial information for the Parent Company, the Issuer Subsidiary, and your guarantor and non-guarantor subsidiaries in Note 30 to your financial statements pursuant to Rule 3-10 of Regulation S-X.  Please tell us and revise Note 30 to clearly indicate whether VRG, the guarantor subsidiary is 100% owned by the Parent Company.  Also, please tell us and revise future filings to clarify whether the guarantees provided by VRG with respect to the 8.75% perpetual notes, the 7.5% senior notes and the 9.25% senior notes are both full and unconditional as required by Rule 3-10 of Regulation S-X.

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Mrs. Linda Cvrkel	January 9, 2013

Response to Comment No. 19

The Company advises the Staff that (i) VRG is 100% owned by the Company (as disclosed in pages F-16 and F-17, for example) and (ii) the guarantees provided by VRG with respect to the 8.75% perpetual notes, the 7.5% senior notes and the 9.25% senior notes are both full and unconditional, as required by Rule 3-10 of Regulation S-X. The Company will revise its future filings to clarify these facts.

SEC Comment No. 20

Form 6-K dated November 14, 2012

20.  We note from your disclosure in your third quarter 2012 earnings release furnished on Form 6-K, that in October 2012, your Smiles loyalty program announced the creation of an online platform through which clients can use their accumulated mileage points to acquire not only air tickets, but also around 300,000 new products and services from various partners.  Please explain to us and revise the notes to the financial statements to explain how you are accounting for this new program and the potential liability associated with the products and services to be redeemed.  Also, please tell us and disclose in the notes to the financial statements how you are accounting for the purchase of miles program announced in June 2012.

Response to Comment No. 20

We advise the Staff that the response below includes material nonpublic information that will only be made available to investors after the Company’s 2012 annual audited financial statements are published, which we expect will happen on or about March 2013. In case this letter is set to become public before then, depending on the timing for resolution of the comments raised by the Staff, we will timely file a confidential treatment request to cover the period between it becoming public and the actual publication of the Company’s 2012 annual audited financial statements.

The new online platform for redemption of new products and services started to operate in October 16, 2012. Although there is a wide range of products and services to be redeemed, the accounting impact generated by such operation will give rise to deferred revenue to be recognized in the income (loss) statement at the moment the products are redeemed or the services are provided.

The purchase of miles program announced in June 2012, when we began selling miles to individual participants of Smiles, follows the same accounting treatment applicable to purchases of miles by corporate partners, which had been in effect for longer and is described in Note 2.2(q) on page F-25. We will clarify in future filings that the accounting treatment is the same for all purchases of miles.

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Mrs. Linda Cvrkel	January 9, 2013

SEC Comment No. 21

Form 6-K dated November 23, 2012

21.  We note your disclosure that you have begun the process of winding [down] the activities of your Webjet subsidiary and the discontinuation of that brand.  We also note your disclosure that you estimate a non-recurring increase in costs in the fourth quarter of 2012.  Please tell us if you have estimated this non-recurring charge and describe for us the nature of the expected charges.  As part of your response, tell us if a portion of the expense will relate to the write-off of the intangible assets related to Webjet’s airport operating licenses.

Response to Comment No. 21

We advise the Staff that the response below includes material nonpublic information that will only be made available to investors after the Company’s 2012 annual audited financial statements are published, which we expect will happen on or about March 2013. In case this letter is set to become public before then, depending on the timing for resolution of the comments raised by the Staff, we will timely file a confidential treatment request to cover the period between it becoming public and the actual publication of the Company’s 2012 annual audited financial statements.

The total charges that will be recognized in the fourth quarter related to the process of winding up the activities of Webjet were estimated at approximately R$138 million and refer mainly to:

  the wind up of maintenance deposits that, due to our decision to discontinue and early return Webjet’s B737-300 aircraft and as a result of specific negotiations with the respective lessors, will not be eligible to be utilized in the maintenance process for return of these aircraft and related engines;
  impairment of rotable equipment related to the discontinued B737-300 aircraft;
  severance costs for Webjet employees that will not be transferred to VRG;
  additional return costs of discontinued B737-300 aircraft;
  contractual penalties for the early return of the discontinued B737-300 aircraft; and
  losses on inventory specific to the discontinued B737-300 aircraft in light of the lack of perspective of its utilization in the future as we no longer fly this aircraft model.

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Mrs. Linda Cvrkel	January 9, 2013

We advise the Staff that none of the estimated costs relate to write-offs of intangible assets related to Webjet’s airport operating licenses because, as discussed in our response to Staff´s comment No. 11, the licenses will be used by the Company.

We acknowledge that:

·         we are responsible for the adequacy and accuracy of the disclosure in the filing;

·         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·         we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55-11-3927-7702 or me at +55-11-2128-4000.

Sincerely,

/s/ Edmar Prado Lopes Neto
GOL Linhas Aéreas Inteligentes S.A.
By: Edmar Prado Lopes Neto
Title: Investor Relations Officer

cc: Lauren Nguyen, Division of Corporation Finance
Securities and Exchange Commission
Tobias Stirnberg
Milbank, Tweed, Hadley & McCloy LLP